Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Appointment of Chief Executive Officer on the Board of JLR Automotive Plc, UK

Mumbai, July 21, 2023: With further reference to our filing dated November 16, 2022, we are reproducing herein below an announcement made by Jaguar Land Rover Automotive Plc, UK, a wholly owned subsidiary of Tata Motors Limited, the content of which is self-explanatory.

This is for the information of the Exchanges and the members.

JLR Executive Board Announcements

Gaydon, UK, 20 July 2023: JLR today announces the appointment of Adrian Mardell as Chief Executive Officer for a three year term.

Adrian Mardell was appointed Interim Chief Executive Officer on 16 November 2022, having been Chief Financial Officer and a member of the JLR Board of Directors for three years prior.

JLR also announces today the appointment of Richard Molyneux as Chief Financial Officer, JLR.

Richard Molyneux was appointed Acting Chief Financial Officer, on 12 December 2022, following six years as Finance Director, Operations, JLR.

ENDS

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 42 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, Latin America, South East Asia and South Asian Association for Regional Cooperation (SAARC) countries. As of March 31, 2023, Tata Motors’ operations inter alia includes 88 consolidated subsidiaries, 2 joint operations, 3 joint ventures and numerous equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.